                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           TransMontaigne Oil Company
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    89393410
                                 (CUSIP Number)

                                 Elizabeth Foley
                            First Reserve Corporation
                               475 Steamboat Road
                          Greenwich, Connecticut 06830
                                 (203) 661-6601


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 4, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d- 1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                  SCHEDULE 13D

- --------------------------------------------              ----------------------
CUSIP NO.  89393410                                       PAGE  3  OF  56  PAGES
         --------------------------                            ---     ---
- --------------------------------------------              ----------------------

- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   FIRST RESERVE SECURED ENERGY ASSETS FUND,
                     LIMITED PARTNERSHIP
                   I.R.S. IDENTIFICATION NO.:  06-1232433
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) __
                                                                          (b) __
- --------------------------------------------------------------------------------
3         SEC USE ONLY

- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS

            OO

- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 / /
- --------------------------------------------------------------------------------
6         CITIZEN OR PLACE OF ORGANIZATION

            Delaware

- --------------------------------------------------------------------------------
                             7       SOLE VOTING POWER
                                       299,221 (Item 5)
                            ----------------------------------------------------
       NUMBER OF             8       SHARED VOTING POWER
         SHARES                        -0-
      BENEFICIALLY
        OWNED BY            ----------------------------------------------------
          EACH               9       SOLE DISPOSITIVE
       REPORTING                       299,221 (Item 5)
         PERSON
          WITH              ----------------------------------------------------
                             10      SHARED DISPOSITIVE
                                       -0-
- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            299,221

- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             / /
- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.4%

- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

            PN

- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

- --------------------------------------------              ----------------------
CUSIP NO.  89393410                                       PAGE  4  OF  56  PAGES
         --------------------------                            ---     ---
- --------------------------------------------              ----------------------

- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   FIRST RESERVE FUND V, LIMITED PARTNERSHIP
                   I.R.S. IDENTIFICATION NO.:  06-1295657

- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) __
                                                                          (b) __
- --------------------------------------------------------------------------------
3         SEC USE ONLY

- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS

            OO

- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  / /

- --------------------------------------------------------------------------------
6         CITIZEN OR PLACE OF ORGANIZATION

            Delaware

- --------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
                                    598,440 (Item 5)

       NUMBER OF         -------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY                  -0-
        OWNED BY
          EACH           -------------------------------------------------------
       REPORTING          9       SOLE DISPOSITIVE
         PERSON                     598,440(Item 5)
          WITH
                         -------------------------------------------------------
                         10       SHARED DISPOSITIVE
                                    -0-
- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            598,440

- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             / /
- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.9%

- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

            PN

- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

- --------------------------------------------              ----------------------
CUSIP NO.  89393410                                       PAGE  5  OF  56  PAGES
         --------------------------                            ---     ---
- --------------------------------------------              ----------------------

- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   FIRST RESERVE FUND V-2, LIMITED PARTNERSHIP
                   I.R.S. IDENTIFICATION NO.:  06-6351960

- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) __
                                                                          (b) __
- --------------------------------------------------------------------------------
3         SEC USE ONLY

- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS

            OO

- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  / /

- --------------------------------------------------------------------------------
6         CITIZEN OR PLACE OF ORGANIZATION

            Delaware

- --------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
                                    1,196,877 (Item 5)

       NUMBER OF         -------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY                  -0-
        OWNED BY
          EACH           -------------------------------------------------------
       REPORTING          9       SOLE DISPOSITIVE
         PERSON                     1,196,877 (Item 5)
          WITH
                         -------------------------------------------------------
                          10      SHARED DISPOSITIVE
                                    -0-
- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,196,877

- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             / /
- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.8%

- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

            PN

- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

- --------------------------------------------              ----------------------
CUSIP NO.  89393410                                       PAGE  6  OF  56  PAGES
         --------------------------                            ---     ---
- --------------------------------------------              ----------------------

- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   FIRST RESERVE FUND VI, LIMITED PARTNERSHIP
                   I.R.S. IDENTIFICATION NO.  06-1334650

- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) __
                                                                          (b) __
- --------------------------------------------------------------------------------
3         SEC USE ONLY

- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS

            OO

- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  / /

- --------------------------------------------------------------------------------
6         CITIZEN OR PLACE OF ORGANIZATION

            Delaware

- --------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
                                    4,488,292 (Item 5)

       NUMBER OF         -------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY                  -0-
        OWNED BY
          EACH           -------------------------------------------------------
       REPORTING          9       SOLE DISPOSITIVE
         PERSON                     4,488,292 (Item 5)
          WITH
                         -------------------------------------------------------
                          10      SHARED DISPOSITIVE
                                    -0-
- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,488,292

- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             / /
- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            21.6%

- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

            PN

- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

- --------------------------------------------              ----------------------
CUSIP NO.  89393410                                       PAGE  7  OF  56  PAGES
         --------------------------                            ---     ---
- --------------------------------------------              ----------------------

- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   FIRST RESERVE CORPORATION
                   I.R.S. IDENTIFICATION NO.:  06-1210123

- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) __
                                                                          (b) __
- --------------------------------------------------------------------------------
3         SEC USE ONLY

- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS

            OO

- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 / /

- --------------------------------------------------------------------------------
6         CITIZEN OR PLACE OF ORGANIZATION

            Delaware

- --------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
                                    6,582,830 (Item 5)

       NUMBER OF         -------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY                  -0-
        OWNED BY
          EACH           -------------------------------------------------------
       REPORTING          9       SOLE DISPOSITIVE
         PERSON                    6,582,830  (Item 5)
          WITH
                         -------------------------------------------------------
                          10      SHARED DISPOSITIVE
                                    -0-
- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            6,582,830

- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             / /
- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            31.6%

- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

            CO

- --------------------------------------------------------------------------------

                                                                               8
Item 1.  Security and Issuer.

         This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of TransMontaigne Oil Company (formerly Sheffield Exploration Company, Inc.), a Delaware corporation ("New TransMontaigne" or the "Company"). The principal executive offices of the Company are located at 370 17th Street, Suite 900, Denver, CO 80202.

Item 2.  Identity and Background.

         This Schedule 13D is being filed by First Reserve Secured Energy Assets Fund, Limited Partnership ("Fund IV"), First Reserve Fund V, Limited Partnership ("Fund V"), First Reserve Fund V-2, Limited Partnership ("Fund V-2") and First Reserve Fund VI, Limited Partnership ("Fund VI", and together with Fund IV, Fund V and Fund V-2, the "Funds"), and by First Reserve Corporation ("First Reserve"), to report the acquisition by the Funds of Common Stock. First Reserve is the managing general partner of each of the Funds. The Funds, in the aggregate, directly own more than 5% of the issued and outstanding shares of Common Stock.

         Fund IV, Fund V and Fund V-2 are Delaware limited partnerships. Their principal purpose is to make equity and debt investments in companies engaged in various energy and energy related activities, including, but not limited to, energy production, processing, transmission, distribution, marketing, equipment manufacturing, electrical generation, and technical services, and in energy assets such as oil and gas reserves or processing and transmission facilities.

         Fund VI is a Delaware limited partnership. Its principal purpose is to make equity, equity-linked and debt investments in companies engaged in various energy and energy related activities, including, but not limited to, energy production, processing, transmission, distribution, marketing, equipment manufacturing, electrical generation, and technical services, and in energy assets such as oil and gas reserves or processing and transmission facilities, but excluding any oil and gas exploration directly or through an entity whose primary activity is to conduct such exploration.

         First Reserve is a Delaware corporation which raises funds for and manages the Funds. The principal business of First Reserve is to act as managing general partner and provide investment management services to the Funds and to other investment funds managed by First Reserve.

         The principal business and office address of First Reserve and each of the Funds (together, the "Reporting Persons") is 475 Steamboat Road, Greenwich, Connecticut 06830.

         Information with respect to the executive officers and directors of First Reserve, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and their citizenship is listed on the schedule attached hereto as Schedule I, which is incorporated in this Schedule 13D by reference.

         During the last five years, none of the Reporting Persons nor any executive officer or director of First Reserve has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On June 4, 1996 TransMontaigne Oil Company ("Old TransMontaigne") merged (the "Merger") into Sheffield Exploration Company, Inc. ("Sheffield"), pursuant to a Restated Agreement and Plan of Merger dated as of February 6, 1996 between Sheffield and Old TransMontaigne (the "Merger Agreement"). Sheffield, which was the surviving corporation, changed its name to "TransMontaigne Oil Company". Pursuant to the Merger Agreement, at the effective time of the Merger each share of common stock of Old TransMontaigne ("Old Common Stock") was converted into one share of Common Stock.

         Prior to the Merger the Funds beneficially owned an aggregate of 6,582,830 shares of Old Common Stock (the "Old TransMontaigne Shares"). Following the Merger the Funds beneficially owned an aggregate of 6,582,830 shares of Common Stock, such that Fund IV owned 299,221 shares, Fund V owned 598,440 shares, Fund V-2 owned 1,196,877 shares and Fund VI owned 4,488,292 shares.

         The source of consideration used by the Funds in acquiring the 6,582,830 shares of Common Stock reported as beneficially owned in Item 5 hereof was the 6,582,830 Old TransMontaigne Shares.

         The 6,582,830 Old TransMontaigne Shares used by the Funds to obtain their 6,582,830 shares of Common Stock were acquired with the Funds' cash.

                                                                              11
Item 4.  Purpose of Transaction.

         The Funds acquired the shares of Common Stock disclosed in Item 5 of this Schedule 13D in order to continue their substantial investment position in the entity surviving the Merger. The Funds intend to participate in and influence the affairs of the Company through the exercise of their voting rights with respect to the shares of Common Stock owned by the Funds. As described in
Item 6 to this Schedule 13D, the Company has agreed to take all action necessary to cause two persons designated by the Funds to be elected to the Company's Board of Directors so long as the Funds own no less than 10% of the Common Stock. Two directors of First Reserve (William E. Macaulay and John A. Hill) currently serve as directors of the Company.

         Except as described above, at the present time the Reporting Persons do not have any plans or proposals that would relate to any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

Item 5.  Interest in Securities of the Issuer.

         (a) As of June 4, 1996, the Funds beneficially owned an aggregate of 6,582,830 shares of Common Stock, constituting approximately 31.6% of the approximately 20,799,133 shares of Common Stock outstanding as of June 6, 1996. As the managing general partner of the Funds, First Reserve may be deemed to beneficially own all 6,582,830 shares of Common Stock owned by the Funds. The number and percentage of shares of Common Stock beneficially owned by each Fund are:

                                                                 Percentage of Shares
                                                                 of Common Stock
                                 Shares                          Outstanding on June 6, 1996
                                 ------                          ---------------------------

Fund IV                            299,221                                1.4%
Fund V                             598,440                                2.9%
Fund V-2                         1,196,877                                5.8%
Fund VI                          4,488,292                               21.6%



         (b) Each Fund has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all shares of Common Stock held by it. First Reserve, in its role as managing general partner of the Funds and acting on behalf of the Funds, has the power to cause each Fund to dispose of or vote the shares of Common Stock held by such Funds.

         (c) As described in Item 3 of this Schedule 13D, the Reporting Persons acquired an aggregate of 6,582,830 shares of Common Stock on June 4, 1996 pursuant to the Merger.

         (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Persons.

         (e) Not applicable.

Item 6. Contracts, Arrangements or Understanding with Respect to Securities of the Issuer.

         Pursuant to an Agreement to Elect Directors, dated as of April 17, 1996 (the "Agreement to Elect Directors"), among the Funds and the Company (as the successor to Old TransMontaigne), the Company has agreed to take all action necessary to cause two directors designated by the Funds from time to time to be elected to the Company's Board of Directors. The Company's obligations pursuant to such Agreement shall continue until such time as the Funds own less than 10% of the Common Stock. A copy of the Agreement to Elect Directors is attached to this Schedule 13D as Exhibit B and the description of the Agreement to Elect Directors is qualified entirely by reference to such exhibit which is incorporated herein by reference.

         The Funds are parties to a Registration Rights Agreement (the "Registration Rights Agreement") dated as of April 17, 1996 among the Company (as the successor to Old TransMontaigne) and the Institutional Investors and Non-Institutional Investors parties thereto (the "Investors"). Pursuant to the Registration Rights Agreement, if the Company proposes to register shares of Common Stock under the Securities Act of 1933, as amended (the "Securities Act") on any form other than S-4 or S-8, it must give each Investor (including the Funds) the opportunity to participate in such registration, subject to certain exceptions. In addition, at any time after the later of (i) the date on which the Common Stock is registered under the Exchange Act following a public offering of Common Stock or (ii) December 1, 1997, any one or more Investors holding an aggregate of 10% or more of all outstanding shares of Common Stock may demand registration of any shares of Common Stock owned by such Investor or Investors which constitute "restricted securities" under the Securities Act, provided that the amount of shares of Common Stock registered thereby is not less than 5% of all outstanding shares of Common Stock on a fully diluted basis. The Investors (including the Funds) and the Company have agreed to indemnify each other for certain liabilities relating to registration pursuant to the Stockholders Agreement. A copy of the Stockholders Agreement is attached to this
Schedule 13D as Exhibit C and the description of the Stockholders Agreement is qualified entirely by reference to such exhibit which is incorporated herein by reference.

         The Funds have delivered a letter to Old TransMontaigne dated May 6, 1996 (the "Letter Agreement") whereby they represented that they did not, as of the date of such letter, and would not, as of the effective time of the Merger, have any plan or intention to sell, exchange or otherwise dispose of the shares of Common Stock received by them in the Merger. A copy of the Letter Agreement is attached to this Schedule 13D as Exhibit D and the description of the Letter Agreement is qualified entirely by reference to such exhibit which is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A.  Agreement Concerning Filing of Schedule 13D.
         Exhibit B.  Agreement to Elect Directors
         Exhibit C.  Registration Rights Agreement
         Exhibit D.  Letter Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 14, 1996

                          FIRST RESERVE CORPORATION

                          By:      /s/ Elizabeth C. Foley
                                   -----------------------------------
                                   Name:  Elizabeth C. Foley
                                   Title:  Treasurer

                          FIRST RESERVE SECURED ENERGY ASSETS
                          FUND, LIMITED PARTNERSHIP

                            By:  First Reserve Corporation,
                                       as Managing General Partner

                          By:      /s/ Elizabeth C. Foley
                                   -----------------------------------
                                   Name:  Elizabeth C. Foley
                                   Title:  Treasurer

                          FIRST RESERVE FUND V, LIMITED
                            PARTNERSHIP

                            By:  First Reserve Corporation,
                                       as Managing General Partner

                          By:      /s/ Elizabeth C. Foley
                                   -----------------------------------
                                   Name:  Elizabeth C. Foley
                                   Title:  Treasurer

                             FIRST RESERVE FUND V-2, LIMITED
                               PARTNERSHIP

                               By:  First Reserve Corporation,
                                          a Managing General Partner

                             By:      /s/ Elizabeth C. Foley
                                      -----------------------------------
                                      Name:  Elizabeth C. Foley
                                      Title:  Treasurer

                             FIRST RESERVE FUND VI, LIMITED
                               PARTNERSHIP

                               By:  First Reserve Corporation,
                                          as Managing General Partner

                             By:      /s/ Elizabeth C. Foley
                                      -----------------------------------
                                      Name:  Elizabeth C. Foley
                                      Title:  Treasurer

                                   Schedule I

         1. The name, business address, and present principal occupation or employment of each of the executive officers and directors of the First Reserve Corporation are set forth below. Unless otherwise indicated, (i) the business address of each is 475 Steamboat Road, Greenwich, Connecticut 06830, (ii) each such person is a citizen of the United States, and (iii) such person does not have any other principal occupation:

                Name and Position with
                First Reserve Corporation

                John A. Hill
                Chairman, Managing Director and Director

                David H. Kennedy
                Managing Director and Director

                Cathleen M. Ellsworth
                Vice President

                Bruce M. Rothstein
                Vice President

                William E. Macaulay
                President and Chief Executive
                 Officer, Managing Director
                 and Director

                Elizabeth C. Foley
                Managing Director, Treasurer and Secretary

                Charlotte K. Tarr
                Vice President

                                  EXHIBIT INDEX

      Exhibit                          Description                                    Page
      -------                          -----------                                    ----

         A         Agreement Concerning Filing of Schedule 13D

         B Agreement to Elect Directors, dated as of April 17, 1996, among TransMontaigne Oil Company, First Reserve Secured
                   Energy Assets Fund, Limited Partnership, First Reserve Fund
                   V, Limited Partnership, First Reserve Fund V-2, Limited
                   Partnership, First Reserve Fund VI, Limited Partnership and the other Investors parties thereto

         C Registration Rights Agreement, dated as of April 17, 1996, among TransMontaigne Oil Company, First Reserve Secured
                   Energy Assets Fund, Limited Partnership, First Reserve Fund
                   V, Limited Partnership, First Reserve Fund V-2, Limited
                   Partnership and First Reserve Fund VI, Limited Partnership

         D         Letter Agreement, dated May 6, 1996, among First Reserve
                   Secured Energy Assets Fund, Limited Partnership, First
                   Reserve Fund V, Limited Partnership, First Reserve Fund V-2,
                   Limited Partnership and First Reserve Fund VI, Limited
                   Partnership